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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 6-K

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                          For the month of October 2001

                        Commission File Number 001-15473


                                  OPENTV CORP.

                 (Translation of Registrant's name into English)

                            401 East Middlefield Road
                             Mountain View, CA 94043
                                 (650) 429-5500

                    (Address of principal executive offices)

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     Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F [X]       Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes [_]             No [X]

     If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b).

     Not applicable.

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                        REPORT OF FOREIGN PRIVATE ISSUER

                          FOR THE MONTH OF OCTOBER 2001

                         THIRD QUARTER FINANCIAL RESULTS

         OpenTV Corp., a British Virgin Islands international business company ("OpenTV"), issued a press release dated October 25, 2001 (the "Press Release") announcing its quarterly results for the quarter ended September 30, 2001. The Press Release is attached as Exhibit 10.1 to this Report on Form 6-K and is incorporated by reference herein.

EXHIBITS

EXHIBIT NO.           DESCRIPTION
----------            -----------

   10.1               Press Release dated October 25, 2001.


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         OpenTV Corp.
                                         (Registrant)

Date:  October 31, 2001                  By: /s/ Scott H. Ray
                                             -----------------------------------
                                             Scott H. Ray
                                             Executive Vice President and Chief
                                             Financial Officer



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EXHIBIT INDEX

                                                                      Sequential
                                                                     Page Number


EXHIBIT         DESCRIPTION
-------         -----------

 10.1           Press Release dated October 25, 2001.